# Consolidated Financial Statements

Qayinara Animation, Inc.

For the period ended December 31, 2024

Prepared on

April 14, 2025

# Table of Contents

# Profit and Loss

January - December 2024

| | Total |
|---|---|
| INCOME | |
| **Total Income** | |
| GROSS PROFIT | **0.00** |
| EXPENSES | |
| Bank Charges | 472.03 |
| Compositing | 4,500.00 |
| Design Team | |
| Lighting Direction | 6,500.00 |
| Previz 3D Modeler | 3,500.00 |
| Visual Development - Background | 10,475.00 |
| **Total Design Team** | **20,475.00** |
| Digital Production Asset | 122.74 |
| Editorial Team | |
| Animatic Editor | 11,375.00 |
| **Total Editorial Team** | **11,375.00** |
| IT | |
| Equipment | 1,785.57 |
| Software | 16,201.27 |
| **Total IT** | **17,986.84** |
| Manga | 480.00 |
| Marketing | |
| Booth Fees | 72.66 |
| Booth Supplies | 173.49 |
| Consulting Fees | 1,500.00 |
| Marketing Consultant | 2,200.00 |
| Membership Dues | 50.00 |
| Printing | 5,415.63 |
| Swag/Giveaways | 82.60 |
| **Total Marketing** | **9,494.38** |
| Music Team | |
| Main Title Composer | 14,666.00 |
| **Total Music Team** | **14,666.00** |
| Office Expenses | 140.00 |
| Overseas Animation Studio | 120,750.00 |
| Flat Fee Invoice | 67,740.00 |
| **Total Overseas Animation Studio** | **188,490.00** |
| Payroll Tax Expenses | |
| FICA | 25,688.64 |
| FUTA | 520.98 |
| Medicare | 6,007.84 |

| | Total |
|---|---:|
| SUI - CA | 526.85 |
| SUI - NJ | 273.01 |
| SUI - OH | 243.00 |
| SUI - Revolution Payroll | 385.62 |
| SUI - SC | 57.40 |
| SUI - TN | 188.99 |
| SUI - VA | 380.38 |
| **Total Payroll Tax Expenses** | **34,272.71** |
| Post | |
| Music Licensing | 1,500.00 |
| SFX/Sound Design | 5,000.00 |
| Special Effects Design | 5,050.00 |
| **Total Post** | **11,550.00** |
| Producer's Unit | |
| Executive Producer | 313,998.87 |
| Line Producer | 1,496.00 |
| Producer and Overseas Supervisor | 76,875.00 |
| **Total Producer's Unit** | **392,369.87** |
| Production Staff | |
| Production Assistant | 6,000.00 |
| Production Coordinator | 11,851.47 |
| Production Manager | 15,380.00 |
| **Total Production Staff** | **33,231.47** |
| Production Support | |
| Insurance | 4,318.36 |
| Workers Comp - Revolution Payroll | 456.77 |
| **Total Insurance** | **4,775.13** |
| Production - Accounting | 11,773.40 |
| Production - Legal | 29,591.50 |
| **Total Production Support** | **46,140.03** |
| Research | 49.30 |
| Scripts and Writers | |
| Assistant Story Editor | 23,503.46 |
| Script Fee | 17,200.00 |
| **Total Scripts and Writers** | **40,703.46** |
| Shipping & Postage | 318.76 |
| Storyboard Team | |
| Storyboard Artist | 37,647.60 |
| Storyboard Revisionist | 7,000.00 |
| **Total Storyboard Team** | **44,647.60** |
| Taxes - Other | 750.00 |
| Travel/Entertainment | |

|  | Total |
|---|---:|
| Marketing - Producer Travel/Food/Accommodation | 16,838.51 |
| Production - Producer Travel/Food/Accommodation | 8,531.22 |
| **Total Travel/Entertainment** | **25,369.73** |
| Uncategorized Expense | 161.24 |
| Voice Talent/Records | |
| Cast | 10,830.82 |
| Employee Benefits - Revolution Payroll | 2,220.31 |
| **Total Cast** | **13,051.13** |
| Casting Director | 2,500.00 |
| Record Studio/Engineer | 13,282.75 |
| **Total Voice Talent/Records** | **28,833.88** |
| **Total Expenses** | **926,600.04** |
| NET OPERATING INCOME | -926,600.04 |
| NET INCOME | $ -926,600.04 |

# Balance Sheet

As of December 31, 2024

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Cash - Qayinara 2624 | 91,249.33 |
| **Total Bank Accounts** | **91,249.33** |
| **Total Current Assets** | **91,249.33** |
| **TOTAL ASSETS** | **$91,249.33** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| Accounts Payable (A/P) | 12,711.38 |
| **Total Accounts Payable** | **12,711.38** |
| **Other Current Liabilities** | |
| Loan Payable - Sound Capital Management | 8,000.00 |
| **Total Other Current Liabilities** | **8,000.00** |
| **Total Current Liabilities** | **20,711.38** |
| **Long-Term Liabilities** | |
| N/P - Colossul Studios | 240,000.00 |
| **Total Long-Term Liabilities** | **240,000.00** |
| **Total Liabilities** | **260,711.38** |
| **Equity** | |
| Preferred Stock | |
| Angel Acceleration Fund | 1,000,000.00 |
| Crowdfund | 550,959.48 |
| **Total Preferred Stock** | **1,550,959.48** |
| Retained Earnings | -1,043,821.49 |
| SAFE - Christine Moore | 250,000.00 |
| Net Income | -926,600.04 |
| **Total Equity** | **-169,462.05** |
| **TOTAL LIABILITIES AND EQUITY** | **$91,249.33** |

# Statement of Cash Flows

January - December 2024

| | Total |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -926,600.04 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Advance - Johnny Bosch | 713.10 |
| Accounts Payable (A/P) | -1,122.81 |
| Loan Payable - Sound Capital Management | 8,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | 7,590.29 |
| **Net cash provided by operating activities** | -919,009.75 |
| **FINANCING ACTIVITIES** | |
| Preferred Stock:Angel Acceleration Fund | 250,000.00 |
| SAFE - Christine Moore | 250,000.00 |
| **Net cash provided by financing activities** | 500,000.00 |
| **NET CASH INCREASE FOR PERIOD** | **-419,009.75** |
| Cash at beginning of period | 510,259.08 |
| **CASH AT END OF PERIOD** | **$91,249.33** |